April 3, 2013

VIA EDGAR

Linda Cvrkel
Jean Yu
Securities and Exchange Commission
100 Fifth Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re: The Andersons, Inc.
Form 10-K for the year ended December 31, 2012
Filed March 1, 2013
File No. 000-20557

Dear Ms. Cvrkel:

This letter is provided in response to the written comments received from the Staff of the Division of Corporate Finance on March 20, 2013 with regard to the Form 10-K for the fiscal year ended December 31, 2012.

In connection with our Form 10-K for the fiscal year ended December 31, 2012, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to the Consolidated Financial Statements

Note 4. Derivatives, page 54

SEC COMMENT:

1. Please explain why the fair values of the commodity derivatives as of December 31, 2012 on a gross basis by contract type included in the table at the top of page 56 do not agree with the amounts provided in the table at the bottom of page 55 which present the fair value of commodity derivatives by balance sheet line item. If the amounts included in the table on page 55 are not presented on a gross basis, please explain why and reconcile the difference for us. As part of your response, please tell us how your presentation complies with the disclosure requirements of ASC 815-10-50-4B.

REGISTRANT RESPONSE:

The amounts disclosed in the table at the bottom of page 55, which represent the fair value of commodity derivatives by balance sheet line item, are presented on a net basis. It is disclosed that we net, by counterparty, our futures and over-the-counter positions as part of our master netting arrangements. The table at the top of page 56 was intended to meet the requirement to report the gross fair value of commodity derivative assets and liabilities by contract type. The balances are presented gross, prior to any adjustment for counterparty or credit risk, which accounts for the net difference between the totals of the two tables.

ASC 815-10-50-4B states that the disclosures required by item (a) in the preceding paragraph (which refers to ASC 815-10-50-4A) shall comply with all of the following:

a.
The fair value of derivative instruments shall be presented on a gross basis, even when those instruments are subject to master netting arrangements and qualify for net presentation in the statement of financial position in accordance with Topic 210-20. The derivative disclosures in the table on page 56 are intended to satisfy this requirement.

b.
Cash collateral payables and receivables associated with those instruments shall not be added to or netted against the fair value amounts. The fair value of our commodity derivative contracts that require cash collateral (exchange traded contracts) are disclosed in the first table on page 55 along with the collateral paid/received to get to the net position recorded on the Consolidated Balance Sheets.

c.	Fair value amounts shall be presented as separate asset and liability values segregated between each of the following:
1. Those instruments designated and qualifying as hedging instruments under Subtopic 815-20, presented separately by type of contract (for example, interest rate contracts, foreign exchange contracts, equity contracts, commodity contracts, credit contracts, other contracts, and so forth) This requirement is being met with respect to interest rate derivatives designated as hedging instruments within the second table found on page 57.
2. Those instruments not designated as hedging instruments, presented separately by type of contract. None of our commodity derivative contracts are designated or accounted for as hedges and are presented separately for purchase contracts and sale contracts within the table at the top of page 56. Interest rate derivatives not designated as hedging instruments are disclosed within the second table found on page 57.

d.
The disclosure shall identify the line item in the statement of financial position in which the fair value amounts for these categories of derivative instruments are included. This requirement is intended to be met by the disclosures in the table at the bottom of page 55. After revisiting the guidance, we agree that the guidance in ASC 815-10-50-4A Item (a) states the requirement is to disclose the fair value amounts of derivative instruments (and such non-derivative instruments) reported in the statement of financial position. In the next section of the guidance, ASC 815-10-50-4B refers to the previous item (a) which also must comply with all items within ASC 815-10-50-4B, the first of which is that the fair value of derivative instruments should be presented on a gross basis, even when those instruments are subject to master netting arrangements and qualify for net presentation in the statement of financial position.

In future filings, we propose adding a new table to present the gross commodity derivative assets and gross commodity derivative liabilities that also discloses where the amounts are recorded within the Consolidated Balance Sheets. The proposed disclosure would be presented comparatively on an annual and interim basis as follows:

	December 31, 2012
(in thousands)	Commodity Derivative Assets - Current	Commodity Derivative Assets - Noncurrent	Commodity Derivative Liabilities - Current	Commodity Derivative Liabilities - Noncurrent	Total
Commodity derivative assets	$124,980	$2,059	$5,233	$130	$132,402
Commodity derivative liabilities	(8,103)	(153)	(38,510)	(1,264)	(48,030)
Cash collateral	(13,772)	—	—	—	(13,772)
	$103,105	$1,906	$(33,277)	$(1,134)	$70,600

Lansing Trade Group, LLC and Subsidiaries Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page 94

SEC COMMENT:

2. Reference is made to the line item "Other operating income." Please describe for us and in the notes to your financial statements the nature of the income included in other operating income. As a part of your response, please also explain why you believe it is appropriate to include such amounts as part of "Income before operating expense" rather than elsewhere in your statements of comprehensive income (i.e. other income/expense).

REGISTRANT RESPONSE:

Lansing Trade Group, LLC's ("LTG") primarily engages in the trading and distribution of grain, grain products, fuels, and other agricultural raw material commodities. A subset of LTG's primary trading operations is speculative trading, which does not involve the physical delivery of the commodities being traded. As disclosed in Note 5 on page105, $16,578,132, $19,048,278 and $3,915,078 of LTG's other operating income for the years ended December 31, 2012, 2011 and 2010 respectively, is the result of its speculative trading activity. Management believes that it has informed the reader of the financial statements of the nature of this income in its disclosure in Note 5, Derivatives and Hedging, on page 104, which states “The Company also uses futures and options contracts associated with its speculative trading policy. Open positions under the speculative trading policy are held in a non-guaranteed subsidiary and have been recorded at fair value with the offsets being recorded in other operating income.” We have presented the results of speculative trading in other operating income because speculative trading is a component of LTGs primary operating activity and do not believe it would be appropriate to present the results of speculative trading as non-operating income.

Based on the comment provided by the Staff, we will be more explicit in our reference to this income being that disclosed in Note 5 as being the substantial portion of other operating income included in the statement of comprehensive income in future filings in which LTG's financial statements are included.

Note 6. Inventories, page 106

SEC COMMENT:

3. We note from your disclosure that inventories shown on the balance sheets at December 31, 2012 and 2011 do not include 593,754 and 1,282,810 bushels of grain, respectively, held in storage for others. We also note that the Company is liable for any deficiencies of grade or shortage of quantity that may arise in connection with such inventory held in storage for others. In this regard, please tell us the market value of the bushels of grain held in storage for others at December 31, 2012 and 2011 and why you believe it is appropriate to exclude such amounts from inventory when it appears that risk of ownership and related losses remain with the Company.

REGISTRANT RESPONSE:

LTG had $4,598,957 and $10,735,602 of grain held in storage for others at December 31, 2012 and 2011, respectively.

LTG owns certain federal and state licensed warehouses that receive grain from producers and store it on their behalf. LTG is paid a warehousing fee to store the grain. Although LTG is holding the grain, the amounts are excluded from inventory because LTG does not have title and never has had title to the grain and is not allowed to ship the grain as regulated by the federal or state departments of agriculture. A licensed warehouse must be bonded and insured for its capacity under license and is obligated to return to the title holder of the grain an equal quantity and quality of grain as designated on the storage document. LTG's risk of loss on any grain held in storage for others in its licensed warehouses is limited to quality deficiencies. The disclosure is included to provide the user with the scope of the contingency related to the storage activity.

We welcome the opportunity to discuss any questions with respect to our responses to the Staff's comments. Please direct your questions to Naran Burchinow, Vice President, General Counsel and Secretary at (419) 891-6403 or Naran_Burchinow@andersonsinc.com or John Granato, Chief Financial Officer at (419) 897-6764 or John_Granato@andersonsinc.com.

Very truly yours,

/s/ John Granato

John Granato
Chief Financial Officer